SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
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IZUMI GARDEN TOWER, 21ST FLOOR
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MINATO-KU, TOKYO 106-6021

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March 27, 2007

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dlw 4/3

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.o./

Kenju Watanabe

Enclosure

File No. 82-4985

Consolidated Earnings for Third Quarter of Fiscal Year Ending March 31, 2007

January 31, 2007

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Atsushi Iwata, Executive Officer & General Manager of Accounting Division
Telephone Number: +81-3-3451-5111

1. Matters related to the preparation of quarterly financial information, etc.
(1) Simplified accounting is not in effect.
(2) There were no changes in consolidated accounting methods from the latest full fiscal year.
(3) There were changes in scope of consolidation and equity method application. (Details are described later in Additional Information)

2. Consolidated business results for the third quarter ended December 31, 2006 (April 1 - December 31, 2006)
(1) Consolidated business results

(Note) Amounts less than one million yen have been omitted.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3rdQ FY 2006	225,422	12.2	22,452	6.0	22,407	2.6	11,302	(5.0)
3rdQ FY 2005	200,989	8.0	21,184	(4.4)	21,839	(3.0)	11,899	(7.9)
Year ended March 31, 2006	270,380		28,531		28,781		15,287	

	Net Income per Share - basic	Net Income per Share - diluted
	yen	yen
3rdQ FY 2006	174.01	173.87
3rdQ FY 2005	180.55	180.11
Year ended March 31, 2006	229.34	229.00

(Notes) Percentage changes in net sales, operating income, etc. represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
3rdQ FY 2006	258,618	170,983	60.2	2,415.95
3rdQ FY 2005	235,725	147,227	62.5	2,252.18
Year ended March 31, 2006	250,355	151,182	60.4	2,309.59

Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3rdQ FY 2006	14,483	(13,168)	(9,575)	59,698
3rdQ FY 2005	22,720	(10,998)	(6,400)	62,362
Year ended March 31, 2006	36,888	(20,251)	(6,217)	67,649

Reference: Projected consolidated business results for FY 2006 (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year	295,000	30,000	16,000

(Ref.) Projected net income per share ¥248.35

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

Summary of consolidated business results and financial standing

1. Business results

During the third quarter of the fiscal year ending March 2007 (from April 1, 2006 to December 31, 2006), the Company strived to recover earnings through efforts such as raising unit selling prices by launching high value-added products in the mainstay businesses and developing proactive sales and marketing activities in growth businesses in Japan. In the overseas markets, the Company expanded sales in Asian markets significantly by implementing steady measures to help brand penetration. In China and Indonesia, countries that are growing at a remarkable pace, Unicharm successfully enhanced competitiveness of products through prompt product development and continuous proposal of new values. In Thailand, the Company enjoyed buoyant sales of paper baby diapers, while it promoted business proactively in the Middle East and North Africa. As a result, consolidated sales increased by ¥24.4 billion compared with the previous corresponding period to ¥225.4 billion (up 12.2% YOY). Although profits were affected by factors such as rising material costs, operating income increased by ¥1.2 billion compared with the previous corresponding period to ¥22.4 billion (up 6.0% YOY) and operating income to sales was 10.0%, while ordinary income rose by ¥500 million to ¥22.4 billion (up 2.6% YOY) and ordinary income to sales was 9.9%. In the meantime, net income for the third quarter of the fiscal year under review decreased by ¥500 million to ¥11.3 billion (down 5.0% YOY), primarily because of a decline in extraordinary profit.

Summary of business results by segment

1) Personal Care Business

- **Baby and Child Care Business**

Amid the progress in maturation of the domestic market, Unicharm, as a leading company, strived to revitalize the market by launching highly-functional and high value-added paper baby diapers. With ***Moony Man Ase Sukkiri***, a new product the Company introduced in May, it successfully raised the unit selling price by about 30% in comparison with the existing product. In July, the Company enhanced the design function of reasonably priced ***Mamy Poko Pants*** and increased the unit selling price by about 5% while raising the market share of the product. In October, Unicharm released new products ***Moony Sarara Magic*** and ***Moony Man Sarara Magic***, which have enhanced absorbency, from the core brands of ***Moony*** and ***Moony Man***, and developed proactive marketing activities such as advertising in tandem with the introduction of new products.

In the overseas markets, Unicharm developed proactive sales and marketing activities to facilitate market penetration and stimulate demand in Asian countries where it has a business presence. As a result, the Company successfully promoted the brand penetration of the tape-type paper baby diaper "***Mamy Poko***" and pants-type paper baby diaper "***Mamy Poko Pants***" and boosted sales and profits steadily while expanding the market. In China, especially, the Company focused its efforts on increasing the sales composition of premium category products in the paper baby diapers market, which is growing rapidly, by releasing the high premium product ***Mamy Poko Gold***. In Korea, Unicharm started business on a full scale

basis by launching ***Mamy Poko Pants*** in May. In the Middle East and North Africa, where the Company started operations last year, it strived to expand the market share with the premium brand ***Moony*** and the economy brand ***Baby Joy***.

- **Feminine Care Business**

As the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, as well as provision of high value-added products, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company strived to foster the high value-added growth segment and expand its market share by launching ***Sofy Body Fit Fuwa Pita Slim Night-time use for Extremely Heavy Flow*** and ***Super-Sound Sleep 400***. In addition, it released ***Super-Sound Sleep 360*** in September. Moreover, the Company increased the exposure of double-packed products in stores to boost sales. In the meantime, Unicharm renewed all types of tampons, in addition to developing advertising, to facilitate penetration. In the panty-liner category, the Company expanded the product line of ***Fuwagokochi***, in an effort to create new demand.

In June, Unicharm obtained the ***Center-In*** brand sanitary products business from the Shiseido group and Marusan Industry Co., Ltd. to enhance competitiveness and increase profitability in Japan.

Turning to the overseas markets, in a bid to speed up its operations further in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly targeting high value-added night-use napkins. In Korea, Unicharm introduced new high value-added night-use products, boosted sales significantly, and expanded market share rapidly by proactively airing TV commercials and with the help of the strong marketing capability of LG Household & Health Care Ltd., its business partner in Korea.

- **Health Care Business**

In Japan, the Company, guided by its business philosophy, "Pursue the Joy of Life," focused on the development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body."

The light incontinence care product market for the elderly generation in Japan is growing fast at the rate of 20% annually because of a rapidly aging population. Against this backdrop, Unicharm, released ***Lifree Sono Shunkan Mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. In September, Unicharm launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a product with a deodorant function, to enhance the lineup of panty liners that provide light incontinence care for users.

In the severe incontinence care products market, the Company released jumbo-pack products that contain more items per package for ***Lifree – All Night Relief Pads*** and ***Lifree-All Night Super Relief Pads***. Along with the introduction of these products, the Company carried out various educational activities such as giving out free samples, airing TV commercials and providing information through distribution of email

newsletters. Through the above efforts, Unicharm strived to achieve incontinence care that allows all users and their caregivers to sleep throughout the night without the need to worry about leakage.

From ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask that is popular among customers made of nonwoven fabric, the Company launched ***Unicharm Cho-Rittai Mask Virus Guard*** that can effectively keep out viruses and ***Unicharm Cho-Rittai Mask for Hay Fever Super***.

In the category of business-use products, Unicharm focused on acquiring new customers by proposing original incontinence care models. In August, the Company released ***Lifree Sawayaka Fabric Pants*** and ***Lifree Sawayaka Liner*** for elderly people at nursing care facilities and hospitals who need light incontinence care. In the "***Iki-Iki Life***" direct-sales business, the Company strived to obtain new customers and boost sales by increasing the number of points of contact with customers via the Internet.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers, it boosted sales of the ***Wave*** brand, a series of sheet cleaner that introduces new cleaning practices. For example, the Company promoted marketing activities with the view to raising sales by rolling out consumer campaigns such as selling ***Wave Handy Wiper Replaceable Sheet in Two Packs*** with an original case, and awarding "Present from ***Wave*** - Vacation in Hawaii." In September, the Company renewed ***Wave Handy Wiper*** by enhancing the function of wiping away house dust in tight spaces, and obtained new users as well as increased repeat customers.

From the ***Silcot Wet Tissue*** series, Unicharm released ***Silcot Wet Tissues Handy Wet Anshin Antibacterial***, a product that allows users to eliminate bacteria in a safe yet gentle manner.

In the overseas markets, Unicharm licenses its sheet technology of the ***Wave*** sheet cleaner to The Proctor & Gamble Company for use in its Swiffer Dusters. These dusters were developed using the Company's technology, and were sold in North America and Europe, which significantly helped to boost the Company's royalty revenues.

2) Pet Care Business

With a continuing decline in the birthrate and an aging population, people are increasingly seeking to keep pets and there are growing expectations for the pet care market.

Unicharm, under the business philosophy of "helping pets to live comfortably through the maintenance of health and cleanliness," has developed business to provide a healthy and clean living environment for pets with the focus on the two segments of pet food and pet toiletries.

In the pet food segments, Unicharm strived to enhance the lineup and promote sales of products in differentiated categories. For example, it launched ***Neko Genki Gin no Spoon (Cans)*** from the gourmet cat food ***Neko Genki Gin no Spoon*** series, in an attempt to enter the wet cat food market. In the dog food

segment, the Company introduced ***Aiken Genki Soft and Dry***, a new type of dog food developed with the focus on tastiness, and ***Aiken Genki Oishii Oyatsu*** series in the side dish segment to let dogs eat delicious food that also takes care of their oral health properly.

In the pet toiletries segment, the Company strived to enhance the lineup and boost sales of products that respond to increasing needs of indoor pet keeping by releasing ***Scatterless Deodorant Sand with Green Tea***, a paper-type burnable sand that contains green tea component, as a refill for ***One-Week Deodorant and Disinfectant Toilet*** for handling cat waste.

As a result, both sales and profits continued to increase steadily in the pet food segment.

3) Other Businesses

In the food packaging business, a division that handles supermarkets, the Company focused its efforts on boosting sales of the ***Fresh Master***, a tray mat that makes use of the technologies of non-woven fabric and absorbency.

2. Financial standings

Total assets for the third quarter of the fiscal year under review increased by ¥8.2 billion compared with the end of previous fiscal year to ¥258.6 billion. Net assets increased by ¥19.8 billion (including minority interests of ¥15.3 billion effective from the third quarter of fiscal year under review) to ¥170.9 billion. As a result, the ratio of shareholders' equity to total assets decreased to 60.2% at the end of the third quarter of fiscal year under review from 60.4% at the end of previous fiscal year.

The main factors for increases or decreases in current assets were: a decrease in cash and deposits of ¥12.0 billion; and increases in notes and accounts receivable of ¥6.4 billion and short-term loans receivable of ¥4.0 billion. As for tangible fixed assets, buildings and other structures increased by ¥1.8 billion and machinery, equipment and vehicles rose by ¥3.5 billion. As a result, the current ratio, an indicator of the Company's financial condition, was 184.8% and remains at a favorable level, as does the ratio of shareholders' equity to total assets, showing that the Company is keeping ample funds for dividend payment for shareholders and new business development.

The Company paid an interim dividend of ¥22 per share as planned initially. The Company will increase the annual dividend including interim period by ¥12 compared with the previous year to ¥44 per share.

Consolidated cash flows

Cash flows from operating activities during the third quarter of fiscal year under review amounted to ¥14.4 billion, mainly as a result of income before tax and other adjustments of ¥21.9 billion, depreciation of ¥9.7 billion and payment of corporate tax of ¥12.6 billion.

Cash outflows from investing activities were ¥13.1 billion, primarily because of capital expenditure of ¥14.0 billion.

Cash flows from financing activities decreased ¥9.5 billion, primarily because of expenditure incurred to acquire treasury stocks of ¥6.0 billion and dividends paid of ¥3.3 billion.

As a result, the outstanding balance of cash and cash equivalents at the end of the third quarter of the fiscal year under review amounted to ¥59.6 billion, down ¥7.9 billion from that of the previous year-end.

3. Prospects for Fiscal 2006

The prospects for fiscal 2006 are unchanged from the projections at the time of announcement of the interim earnings result for the fiscal year ending March 2007 (released on October 27, 2006).

(Additional Information)

Summary of Consolidated Balance Sheets for Third Quarter ended December 31, 2006

(Millions of yen)

Item \ Period	3rdQ FY 2006 (as of December 31, 2006)		3rdQ FY 2005 (as of December 31, 2005)		Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current assets	135,143	52.3	125,210	53.1	134,983	53.9
II Fixed assets	123,475	47.7	110,515	46.9	115,371	46.1
1. Tangible fixed assets	83,901	32.4	73,073	31.0	77,110	30.8
2. Intangible fixed assets	4,155	1.6	1,938	0.8	4,265	1.7
3. Investments and other assets	35,418	13.7	35,503	15.1	33,994	13.6
Total Assets	258,618	100.0	235,725	100.0	250,355	100.0
(Liabilities)						
I Current liabilities	73,134	28.3	66,490	28.2	72,645	29.0
II Long-term liabilities	14,500	5.6	11,066	4.7	12,223	4.9
Total liabilities	87,634	33.9	77,557	32.9	84,868	33.9
Minority interests	-	-	10,940	4.6	14,304	5.7
(Shareholders' equity)						
Total shareholders' equity	-	-	147,227	62.5	151,182	60.4
Total liabilities, minority interests and shareholders' equity	-	-	235,725	100.0	250,355	100.0
(Net Assets)						
I Shareholders' equity	148,266	57.3	-	-	-	-
II Net unrealized gains/translation adjustment	7,383	2.9	-	-	-	-
III Minority interests	15,333	5.9	-	-	-	-
Total net assets	170,983	66.1	-	-	-	-
Total liabilities and net assets	258,618	100.0	-	-	-	-

Summary of Consolidated Statement of Income for Third Quarter ended December 31, 2006

(Millions of yen)

Item \ Period	3rdQ FY 2006 (April 1 to December 31, 2006)		3rdQ FY 2005 (April 1 to December 31, 2005)		Previous Consolidated Fiscal Year (April 1, 2005 to March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	225,422	100.0	200,989	100.0	270,380	100.0
II Cost of sales	128,496	57.0	113,621	56.5	153,264	56.7
Gross profit	96,925	43.0	87,368	43.5	117,116	43.3
III Selling, general and administrative expenses	74,472	33.0	66,183	33.0	88,584	32.7
Operating income	22,452	10.0	21,184	10.5	28,531	10.6
IV Non-operating income	1,322	0.6	1,333	0.7	1,746	0.6
V Non-operating expenses	1,367	0.7	678	0.3	1,496	0.6
Ordinary income	22,407	9.9	21,839	10.9	28,781	10.6
VI Extraordinary profit	54	0.0	1,072	0.5	1,504	0.6
VII Extraordinary loss	520	0.2	586	0.3	1,719	0.6
Income before taxes and other adjustments	21,941	9.7	22,326	11.1	28,566	10.6
Corporate income tax, etc.	9,068	4.0	8,975	4.5	11,465	4.2
Minority interests in net income	1,569	0.7	1,451	0.7	1,813	0.7
Net income	11,302	5.0	11,899	5.9	15,287	5.7

Summary of Consolidated Statement of Cash Flows for Third Quarter ended December 31, 2006

(Millions of Yen)

Item \ Period	3rdQ FY 2006 (April 1 to December 31, 2006)	3rdQ FY 2005 (April 1 to December 31, 2005)	Previous Consolidated Fiscal Year (April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount
I Cash flows from operating activities	14,483	22,720	36,888
II Cash flows from investing activities	(13,168)	(10,998)	(20,251)
III Cash flows from financing activities	(9,575)	(6,400)	(6,217)
IV Currency translation effect on cash and cash equivalents	310	309	499
V Increase (decrease) in cash and cash equivalents	(7,950)	5,631	10,918
VI Amount of cash and cash equivalents outstanding at beginning of period	67,649	56,359	56,359
VII Increase (decrease) in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	-	371	371
VIII Amount of cash and cash equivalents outstanding at end of period	59,698	62,362	67,649

Matters related to preparation of quarterly financial information, etc.

Changes in the scope of consolidation and application of the equity method

Number of companies newly consolidated: 1

Number of companies excluded from scope of consolidation: 0

Number of companies to which equity method is newly applied: 0

Number of companies excluded from scope of application of equity method: 0

Unicharm Products Co., Ltd., a consolidated subsidiary, acquired shares in Mieux Products Co., Ltd. making it a consolidated subsidiary from the fiscal year under review.

END